# Cleveland Whiskey Bond

Asset-Backed Promissory Note, High ROI, Whiskey
Conversion Option at Maturity



🐦 ⓕ ⓘ **CLEVELANDWHISKEY.COM**
CLEVELAND OH

Technology  Alcohol  Food  Hospitality

Eating and Drinking

## Why you may want to support us...

1. Asset-backed, fixed return note @ 5% interest, whiskey conversion option
   yields 170% overall return.

2. 80 medals globally incl. 36 Gold, Double Gold, Platinum, Innovator of the
   Year, and Best of Show.

3. Significant capacity expansion and system upgrades underway in new
   riverfront, historic location.

4. Distributed in 16 States, growing e-commerce availability. Poised for
   international expansion.

5. Technology-based, protected intellectual property, profitable and award-
   winning distillery.

6. Multi-round, successful equity funding with $4.4M raised to date.
   Consistent valuation increases.

## Why investors ❤ us

## Why investors ❤ us

WE'VE RAISED $4,978,129 SINCE OUR FOUNDING



*With the top line growing at over 60%, per-year crowdfunding investors had
better climb aboard fast. Management plans on a liquidity event in the
next 3-5 years. And if recent liquor-brand acquisitions are any indication,*



*we here at KingsCrowd think that will be a very happy day for Cleveland Whiskey's early believers. They don't call it "Believeland" for nothing.*

**Sean O'Reilly**
Former Editor and Podcast Host at The Motley Fool, Kingscrowd.com



*Love the product, love the CLE pride!*
**Kristi Forsyth**



*Love the brand and love the product! Keep the good stuff coming!*
**Benjamin Miller**

SEE MORE

## Our team



**Tom Lix**
Founder/Chief Executive Officer
*Serial entrepreneur, technology innovator and seasoned leader with packaged goods, software/new product marketing experience.*



**Donald G Coffey**
Chief Science Officer
*Former Executive Vice President of Research, Development, and Innovation at MGP Ingredients, a leader in whiskey, neutral spirits, and gin manufacturing in the U.S.Holds a PhD in Food Chemistry from Michigan State University*





**Reese Edwards**
Chief Financial Officer
*CPA. Former Big 4 auditor, 10+ years in public multinationals. Multiple M&A deals, up to $1.8B.*

SEE MORE

## In the news

















































Forbes · newsnet5 Cleveland · 3 wkyc studios · Cleveland magazine · cleveland.com · WSJ · Esquire · WOSU · Crain's Cleveland Business · The Washington Times · Global Trade · Crowdfund Insider · Whiskey Wash · CNBC · newsnet5 Cleveland · fresh water · Entrepreneur · The Atlantic · GIZMODO · THE WEEK · Inc. · npr

## Downloads

Cleveland Whiskey Fact Sheet
Cleveland Whiskey Bond Description
Cleveland Whiskey Investor Presentation

Cleveland Whiskey Investor Presentation



# Cleveland Whiskey

### They Call Us Heretics

Whiskey traditionalists (some, not all) think that what we do is heresy. In a way, they're right. We approach this very differently. A technology and innovation company disguised as a "whiskey" company. We don't care how old a whiskey is and certainly don't have a story about our great, great grandfather's bourbon recipe (believable or not). We're changing a long-stagnant space, making it better, faster and smarter.



DOUBLE GOLD
SPIRITS
ANNUAL CONVENTION & EXPOSITION
CLEVELAND

In over 3,600 blind taste tests against award-winning premium brands, we do incredibly well. Our customers praise the work we do and in competitions around the world. We've earned enough medals to legitimately brag about what we make. More than 80 medals including 36 Gold and Double Gold, Platinum and Best in Class awards.

### The Whiskey Bond

The Whiskey Bonds (each, a "Bond") are six-year promissory notes, paying a fixed rate of 5% interest per annum. All interest is accrued and payable upon maturity. At maturity, Bondholders can elect a cash payment of principal and accrued interest or can elect to convert all or part of the debt into bottled, barrel-strength, premium Bourbon or Rye whiskey. Each bottle will be signed by the Master Distiller, numbered, and marked with

the Bondholder's name, barrel, and bottle number. Market risk is mitigated by an inventory of insured barrels of maturing whiskey, which historically increase in value as they age. These barrels contain a premium commodity that, currently, is easily traded and has a growing worldwide demand. Each of the Bourbon and Rye Whiskies will be produced by an experienced team of Distillers and Sensory Advisors at Cleveland Whiskey. Distillation will occur at the new and expanded Distillery under construction in the Flats South section of Cleveland, Ohio. The purpose of the Bond offering is to fund the historical rehabilitation and build-out of the new facility and is part of a larger package of funding, including historical tax credits, government grants, conventional debt, and operational cash flow. The Bonds are open to private and corporate investors and offer a competitive fixed return of 34% after six years. A considerably more significant return of up to 170% is available if the Bond is converted to bottled, single barrel whiskey. Get additional information.

## Our Process

We've been told that good whiskey takes time, that we shouldn't change the status quo, that technology can't possibly improve on a process that has stayed the same for generation after generation. We disagree.



Intellectual Property[1]
Agile Product Development
Unique Flavor Capabilities
Automated Production
Superior Quality Control
Scalable Technology
Risk Mitigation
Accelerated Process


With traditional processes, whiskey is continually absorbed into and subsequently released from the pores of an oak barrel. This subtracts undesirable flavors and adds more of the desirable ones. It's a passive process that can take years. Daily temperature and humidity changes impact internal barrel pressure and keep the fluids moving through the pores. You'll notice that Scotch is typically aged for a longer time than American whiskies. Temperatures, on average, are milder in Scotland and daily differentials are smaller, which account for a less active and therefore slower process. At Cleveland Whiskey, we dramatically accelerate the cycles of temperature and pressure change associated with the aging of whiskey. Increasing surface area as well as the frequency and range of pressure differentials, all within a controlled and oxygenated environment radically changes the status quo, shifts dependence from passive barrel aging to an active, flavor-focused process that facilitates the development of unique, interesting, and award-winning whiskies.

*1 Intellectual Property associated with Cleveland Whiskey production technology is protected through a series of thoroughly documented and carefully guarded trade secrets. The company holds United States Patent 8,889,206 and United States Patent 10,369,719.*

What if we could deliver truly custom whiskeys with their own unique aroma and flavor? What if we could do it for a single bar, a restaurant, or a retail liquor store? What if we

could do this for a small group of friends, a family reunion, or a rotary club? And what if we could keep the unit costs at a level consistent with mass production?

That's what we do with our "Uncommon Barrel Program". With our unique technology-enabled finishing process, a full range of woods to provide transformative flavors, and blending process that brings our customers into the process, we can deliver short runs of whiskeys customized to the specific tastes and needs of the customer. We can also do it at prices consistent with premium mass-produced and mass-marketed mainstream spirit.

### Infinite Possibilities. Whiskey Without Limits.


THE TECHNOLOGY FACILITATES UNIQUE PRODUCT VARIANTS AND FLAVOR PROFILES.
UNLIKE OTHER CRAFT BRANDS, OUR PRODUCTION EFFICIENCIES ALLOW FOR PRICE PARITY WITH MAINSTREAM BRANDS.

# Investor Q&A

– COLLAPSE ALL

### What does your company do?

Thirty-six (36) Gold, Double Gold, Platinum and Best of Show medals from competitions around the world. Our technology reduces maturation time which is a huge competitive advantage that cuts years off traditional barrel aging and allows flavor profiles that can't be produced in a traditional way. We do it without sugar, syrup, or anything artificial. All the flavor comes from transformative woods like black cherry, apple, hickory and sugar maple. Traditionalists are not happy.

### Where will your company be in 5 years?

What we make today is better than what we made a year ago, and that was better than what we made the year before that. With proprietary technology and protected intellectual property, our research and development processes are measurably faster, giving us a sustainable competitive edge. Big companies are kicking our tires but in the meantime, we continue to grow, improve our technologies and expand into high margin categories where we can leverage existing processes. We're also expanding capacity while bringing a historic, riverfront building back to life.

### What is Cleveland Whiskey?

We are a whiskey company that doesn't play by the rules. We are innovators, we're disruptors, we're technology and science geeks, and we're distillers. To understand this, you should first look at how whiskey is traditionally made. For generations, distillers have aged whiskey in oak barrels. Four, six, eight or more years. You really need to be patient. Every day, as temperatures change, the whiskey in a barrel slowly moves in and out of the pore structure of the wood. It's the wood that gives whiskey 60% to 80% of its flavor, and 100% of its color. The more aggressive the temperature changes, the faster

flavor, and 100% of its color. The more aggressive the temperature changes, the faster the process. Think about how Scotch is usually aged for more time than Kentucky Bourbon. It's because temperature variations, both daily and seasonal, are milder in Scotland. It's a less active and slower process. We're not that patient. Fast forward through thousands of tests, multiple prototypes, exploding jars, failed experiments and a few breakthrough accidents and we have the beginnings of Cleveland Whiskey. Our process, at its simplest, combines a significant increase in exposed surface area with a dramatic acceleration of the cycle of temperature and pressure change associated with the aging of whiskey. By increasing the frequency and range of pressure differentials and doing it within a controlled highly oxygenated environment, we can dramatically change the entire maturations process. Tradition disrupted. This gives us a series of competitive advantages: substantial reductions in production cycles, systematic improvements and innovation in flavor development, quantifiable reductions in the risks associated with maintaining long-term inventories, and dramatic changes in the time required for new product development. Not insignificant is the elimination of what the industry fondly calls the "Angel's Share," or evaporative losses. Imagine, opening a barrel of perfectly matured whiskey – let's say it's eight years old. But that barrel, due to Angel's Share might be only half full. We think that Angel's, if they exist, probably have a perfectly good life and really don't need our whiskey. With our process, we don't give it away. Beyond that, we can systematically and efficiently make a better product. If you're a traditional distiller, you might be six or eight years into a cycle before you can make a decision that says, "Ok. Let's do more of this." We experiment constantly. What we make today is better than what we were making six months ago and that was better than what we made the year before. It's exhilarating.

### How fast are you growing? ⌄

We shipped our first bottles in 2013 and for the first few years we focused on product development, our production process and improving the quality of our whiskey. Remember we said we were science geeks. Today, despite the challenges of Covid-19 and tariffs that suck the margin out of international markets, we're profitable, expanding distribution, scaling our technology and bursting at the seams in our current production facility.

### What are you doing to drive growth? ⌄

The more people we get to try us, the faster we grow. Typically, that means feet on the ground and promotional spending to get the right shelf space and build awareness. Then, maybe, just maybe that translates into consumer purchase off a retail shelf. It's expensive, the big players are competing the same way and in the same places. They all have budgets that can blow us away. We take a different approach.

We still need people to try us but there's a more efficient and cost-effective way. We actively partnered with charities and special interest groups that range from a local chapter of the American Heart Association to a group from the United Auto Workers and a well-known "animal rescue" society to do events, both virtual and in-person when we can. We multiply our exposure; help build awareness and certainly influence purchase at retail.

There's more of course. We regularly partner with craft brewers, honeybee keepers, maple syrup producers, coffee bean roasters, and more to collaborate on both new products and further leverage social media.

I should also mention that with the efficiencies we have on the production side, we can price competitively with the larger brands. That's important when you are sitting next to them on a retail shelf.

### Do you make custom whiskeys? ⌄

Let's first define what a custom whiskey is. If you ask that question at one of the large

Let's first define what a custom whiskey is. If you ask that question at one of the large distillers, a lot of them will say sure, we can do that. They will pull out a couple of barrels, let you sample each one and then allow you to pick "your own" barrel. At some places they might even blend from two or three barrels and give you a chance to put your name on the bottle. Other distillers are happy to put a "custom label" on a fairly standard product, they'd still call it a "custom whiskey." We can do better.

Because we use such a variety of woods, we can put together uniquely different finishes, authentic custom "micro-batch" blends that taste distinctly different than what you might have to choose from at a typical distillery. We've done this for bars, restaurants, corporations, non-profits and recently even a group of friends who got together at our distillery and blended a wide range of finished bourbons. They bottled exactly what they wanted, and the group is already talking about their next run.

Right now, the custom runs are still a relatively small percentage of our revenue, probably less than 15%, but I think it is a tremendous opportunity for us.

### How has the technology evolved in the last two years? ⌄

We keep this pretty close to the vest but certainly we've made a series of incremental improvements which translate into better tasting products. Some of it is simply evolving the parameters in which we use that technology; adjusting pressure and vacuum levels, dwell times, pressure change rates, oxygenation levels and other process variables.

One of the core benefits from this technology is that we can test quickly, fail fast, modify right away and test again. We do this daily and it pays off. Recently we added a Chief Science Officer to our management team, tasked specifically to integrate new science into our existing process and continue our push to remain a state-of-the-science leader in the whiskey space.

### What's your revenue breakdown? ⌄

Over 85% of our revenue comes from consumer purchases at retail liquor stores and as we shift to a more event focused sales and marketing strategy that number will get bigger. On-premise bar and retail revenue has lower margins and it's harder to maintain. As we've seen during the pandemic, It's also susceptible to disruption. Let the big players pay to play if they need to, it's not our game.

Distribution now covers sixteen (16) states. We do exceptionally well in Ohio of course but also states like Massachusetts and Connecticut. We added California, Maine, North Carolina and West Virginia over the last few years and they're all growing exceptionally well. New York and New Jersey are next.

Europe and Asia remain in flux with discussions (and action) around tariffs. Once that settles we'll see some great opportunities going forward.

### Who are your customers? ⌄

We're a premium product, that means discretionary income. Our demographics skew somewhat younger, mostly male but with an increasing percentage of women. People try us because they want something different, something that tastes goods and something with a unique story to share. The whiskey market is growing, especially in all the premium categories with consumers hungry for small-batch, upscale brands. That works for us. Traditionalists still aren't happy about what we do, but they aren't our market.

### Who are your competitors? ⌄

On the shelf, we compete with mainstream brands like Knob Creek® and Woodford Reserve®. We price competitively with those brands which means we're typically at an advantage with respect to smaller craft brands.

There are, of course, some other players in the technology space but our process remains faster and certainly more flexible with respect to finish aroma and flavor. There are other companies using ultrasonic applications and ultraviolet light that can smooth the edges off an older product or clear spirits. Other distillers are cutting grooves on the inside of their barrels or simply using smaller sized barrels; they both add surface area. Others have turned to playing loud music near their barrels which help facilitate fluid movement.

## How has the industry received you? ⌄

Early on, some people lauded us, while others called us heretics. There's certainly less of that then there was at one point. I think part of that is because we've been winning more gold and double-gold medals. I also suspect that they were surprised when we were named Whiskey Distillery Innovator of the Year. As we continue to grow there's been more interest in us as an acquisition target. With steady revenue growth, a move into profitability, continued awards and some exceptional new brands, we're getting where we want to be.

## How do you differentiate your product from others on a retail shelf? ⌄

I think what is breaking through the clutter, to some extent, is the fact that we make both bourbon and rye finished with the other woods. If you are looking at a line of whiskeys, the only way they differentiate is by brand name and by age. Sometimes they put it in a port barrel, and then they jack the price way up.

We're the only ones who say, "You know what? Here's a bourbon, a classic bourbon, but we finished it with black cherry wood, and we did it without sugar, without syrup, and without artificial flavor and color. It's got some unique flavors to it." We do the same with the rye. That makes it interesting.

Beyond that, we work hard to have more people want to taste our products and for that we've been increasingly focused on how we leverage social media. We want them to be looking for Cleveland Whiskey when they come in the store.

## Why use Cleveland as part of the brand? ⌄

Solid research. We hired an outside firm, did more than 600 interviews around the country and the "Cleveland" brand tested very well. We had multiple names to test but the Cleveland name did best in markets like Boston, Seattle, Los Angeles, Dallas, and Chicago. People said that Cleveland to them stood for something that was authentic, genuine, hardworking, entrepreneurial, and edgy. The numbers certainly supported the decision but when they said "edgy", I said, "Let's put it on the bottle."

## What will you do with the money raised through this Whiskey Bond? ⌄

Expanded space, expanded capacity and expanded distribution. There's plenty of detail our investment documents but in brief, the money funds not only our next generation of technology but also the build-out and rehabilitation of a historic building just a few miles from our existing space. The Whiskey Bond is part of a larger package of funding including historical tax credits, government grants, conventional debt, and operational cash flow.

## Who can invest in the Bond? ⌄

Any private individual or company can invest in the Bond. Under Regulation Crowdfunding, there may be limits on the amount you can invest based on your assets and current income. This offering is available through concurrent Regulation Crowdfunding and Regulation D, Rule 506b which allows additional flexibility for accredited investors.

Each Bond is priced at $5,000 per investment unit. The minimum investment in the Bond is $1,000 which represents a fractional one-fifth (20%) interest in a single Bond/Investment Unit.

### If I invest in a Whiskey Bond will I own part of Cleveland Whiskey? ⌄

The Whiskey Bond is debt, not equity. We pay a competitive interest rate, it's secured by whiskey we produce in the new facility and importantly you can convert all or part of your investment into an appreciable asset, whiskey. Think of it as something similar to a bank certificate of deposit (a CD) expect it pays a much better interest rate and you have the added conversion option. It's not FDIC guaranteed but secured by whiskey, not a bad tradeoff. The details are in the Whiskey Bond Description documents and I encourage you to read through that for the details.

### Are there any other incentives to invest other than the rate of return? ⌄

Bond holders who purchase one or more full investment units will be provided with a finished and engraved barrel head from each of their designated and assigned barrels. Each head is cleaned, prepared for wall hanging and engraved with the Company Logo, full name of the bondholder, barrel fill date and barrel inventory number.

Since barrel heads are only available from empty barrels, heads are only available if the bondholder elects for a full or fractional conversion on the designated barrel.

All investors in the Whiskey Bond will have their name and barrel number engraved on an American White Oak barrel stave which in turn will be made part of an architectural highlight within the new Distillery.

### How do I choose? Bourbon or rye? ⌄

After making your investment, and the round officially closes, the Company will e-mail each bondholder detailed instructions on how you can allocate your bond across both bourbon and rye. This step is an important one as it decides the distillates produced and barrel(s) filled, providing the asset base to help secure your bond. You will subsequently be provided details on your specially assigned barrel(s) including fill date, type (bourbon or rye), and barrel number. And yes, you will be able to come and visit your barrel (some restriction will apply, remember we're a working distillery).